FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2003.

Total number of pages: 40.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number
1. [Financial Highlights – Six months ended September 2003]	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:    October 30, 2003

October 30, 2003

Financial Highlights – Six months ended September 2003

We are pleased to report the following consolidated financial highlights based on consolidated financial information under US GAAP for the six months ended September 2003.

For further information, please contact:

Koichi Ikegami

General Manager

Investor Relations Department

Nomura Group Headquarters

Nomura Securities Co., Ltd.

9-1 Nihonbashi 1-chome, Chuo-ku

Tokyo 103-8011, Japan

TEL: +813-3211-1811

Financial Summary For the Six Months Ended September 30, 2003

Date:	October 30, 2003
Company name (code number):	Nomura Holdings, Inc. (8604)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Amsterdam, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Koichi Ikegami
General Manager, Investor Relations Department, Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
URL(http://www.nomura.com)

(1) Operating Results

	For the six months ended September 30				For the year ended March 31
	2003		2002		2003
	(Yen amounts in millions, except per share data)
Total revenue	¥573,378		¥430,253		¥840,919
Change from the six months ended September 30, 2002	33.3%
Net revenue	¥414,774		¥283,415		¥566,274
Change from the six months ended September 30, 2002	46.3%
Income before income taxes and cumulative effect of accounting change	¥159,251		¥40,637		¥47,409
Change from the six months ended September 30, 2002	291.9%
Net income	¥86,686		¥131,070		¥119,913
Change from the six months ended September 30, 2002	(33.9)%
Basic net income per share	¥44.71		¥66.68		¥61.26
Diluted net income per share	¥44.71		¥66.68		¥61.26
Return on shareholders’ equity (ROE)	10.4	% *	9.1	% *	7.4%
Equity in earnings of affiliates	¥2,341		¥470		¥(3,013)
Average number of shares outstanding	1,938,752 thousand		1,965,537 thousand		1,957,316 thousand

*	ROE for the six months ended September 30, 2003 and 2002 are calculated as follows:

(Income before cumulative effect of accounting change x 2 + Cumulative effect of accounting change, if any)
(Shareholders’ equity at the beginning of period + Shareholders’ equity at the end of period) / 2

(2) Financial Position

	At September 30		At March 31
	2003	2002	2003
	(Yen amounts in millions, except per share data)
Total assets	¥27,238,887	¥18,963,616	¥21,169,446
Shareholders’ equity	¥1,705,548	¥1,732,621	¥1,642,328
Shareholders’ equity as a percentage of total assets	6.3%	9.1%	7.8%
Book value per share	¥878.34	¥881.56	¥846.40
Number of shares outstanding	1,941,782 thousand	1,965,409 thousand	1,940,364 thousand

(3) Scope of consolidation and equity method application

      Number of consolidated subsidiaries and variable interest entities: 115

      Number of affiliated companies, which were accounted for by the equity method: 12

(4) Movement in the scope of consolidation and equity method application for this period

Number of consolidation	Inclusion 3	Exclusion 1
Number of equity method application	Exclusion 1

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist various uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, releases its results on a more frequent quarterly basis, and does not present earnings forecasts.

NOMURA HOLDINGS, INC.

FINANCIAL HIGHLIGHTS

(UNAUDITED)

					% Change	Translation into U.S. dollars	For the year ended/ as of
	For the six months ended/ as of
	September 30, 2002 (A)		September 30, 2003 (B)		(B-A)/(A)	September 30, 2003	March 31, 2003
	(yen and dollar amounts in millions, except per share data)
FOR THE PERIOD ENDED
Total revenue	¥430,253		¥573,378		33.3%	$5,146	¥840,919
Net revenue	283,415		414,774		46.3	3,722	566,274
Non-interest expenses	242,778		255,523		5.2	2,293	518,865
Income before income taxes and cumulative effect of accounting change	40,637		159,251		291.9	1,429	47,409
Income before cumulative effect of accounting change	21,271		86,686		307.5	778	10,114
Cumulative effect of accounting change	109,799		—		—	—	109,799
Net income	131,070		86,686		(33.9)	778	119,913

Per share data :
Basic-
Income before cumulative effect of accounting change	10.82		44.71		313.2	0.40	5.17
Cumulative effect of accounting change	55.86		—		—	—	56.09
Net income	66.68		44.71		(32.9)	0.40	61.26
Diluted-
Income before cumulative effect of accounting change	10.82		44.71		313.2	0.40	5.17
Cumulative effect of accounting change	55.86		—		—	—	56.09
Net income	66.68		44.71		(32.9)	0.40	61.26
Cash dividends	—		7.50			0.07	15.00

Return on equity (ROE):	9.1	% *	10.4	% *			7.4%

AT PERIOD-END

Total Assets	¥18,963,616		¥27,238,887			$244,448	¥21,169,446
Shareholders’ equity	1,732,621		1,705,548			15,306	1,642,328

Per share data :
Shareholders’ equity	881.56		878.34			7.88	846.40

*	ROE for the interim period is calculated as below:

(Income before cumulative effect of accounting change x 2 + Cumulative effect of accounting change, if any)
(Shareholders’ equity at the beginning of period + Shareholders’ equity at the end of period) / 2

Results of Operations

Financial Overview

The following table provides selected consolidated income statement information for the six months ended September 30, 2002 and 2003.

	Millions of yen
	For the six months ended
	September 30, 2002	September 30, 2003
Non-interest revenue	¥223,340	¥355,498
Net interest revenue	60,075	59,276

Net revenue	283,415	414,774
Non-interest expenses	242,778	255,523

Income before income taxes	40,637	159,251
Income tax expense	19,366	72,565
Cumulative effect of accounting change (*1)	109,799	—

Net income	¥131,070	¥86,686

Return on equity (ROE)	9.1%	10.4%

(*1)	Cumulative effect of accounting change represents writing off the remaining unamortized negative goodwill associated with the acquisition of Nomura Asset Management Co., Ltd.

Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) reported net revenue of ¥ 414.8 billion for the six months ended September 30, 2003, an increase of ¥ 131.4 billion or 46% from ¥ 283.4 billion for the six months ended September 30, 2002. Non-interest expenses were ¥ 255.5 billion for the six months ended September 30, 2003, an increase of ¥ 12.7 billion or 5% from the same period in the prior year.

Income before income taxes and net income were ¥ 159.3 billion and ¥ 86.7 billion, respectively, for the six months ended September 30, 2003. This compares to income before income taxes and net income of ¥ 40.6 billion and ¥ 131.1 billion respectively for the same period in the prior year.

Total assets were ¥ 27.2 trillion at September 30, 2003, an increase of ¥ 6.1 trillion from March 31, 2003 and total shareholders’ equity increased by ¥ 63.2 billion from March 31, 2003 to ¥ 1.7 trillion at September 30, 2003. Nomura’s return on equity was 10.4% for the six months ended September 30, 2003.

Business Segments

Operating Results of Domestic Retail

	Millions of yen
	For the six months ended
	September 30, 2002	September 30, 2003
Non-interest revenue	¥122,573	¥149,787
Net interest revenue	1,204	775

Net revenue	123,777	150,562
Non-interest expenses	108,429	111,117

Income before income taxes	¥15,348	¥39,445

Domestic Retail has further strengthened its capabilities to provide personalized investment consultation services with customers in order to meet their various investment needs in the current low interest rate environment. Net revenue increased by 22% from ¥ 123,777 million for the six months ended September 30, 2002 to ¥ 150,562 million for the six months ended September 30, 2003. Non-interest expenses increased by 2% from ¥ 108,429 million for the six months ended September 30, 2002 to ¥ 111,117 million for the six months ended September 30, 2003. As a result, Income before income taxes increased by 157% from ¥ 15,348 million for the six months ended September 30, 2002 to ¥ 39,445 million for the six months ended September 30, 2003.

Operating Results of Global Wholesale

	Millions of yen
	For the six months ended
	September 30, 2002	September 30, 2003
Non-interest revenue	¥97,645	¥163,829
Net interest revenue	47,510	45,279

Net revenue	145,155	209,108
Non-interest expenses	99,707	113,756

Income before income taxes	¥45,448	¥95,352

Global Wholesale has made an effort to manage its business portfolio based on global customers’ order-flow and Fixed Income and Equity increased net gain on trading. Net revenue increased by 44% from ¥ 145,155 million for the six months ended September 30, 2002 to ¥ 209,108 million for the six months ended September 30, 2003. Non-interest expenses increased by 14% from ¥ 99,707 million for the six months ended September 30, 2002 to ¥ 113,756 million for the six months ended September 30, 2003. As a result, Income before income taxes increased by 110% from ¥ 45,448 million for the six months ended September 30, 2002 to ¥ 95,352 million for the six months ended September 30, 2003.

Fixed Income

Net revenue increased by 45% from ¥ 76,363 million for the six months ended September 30, 2002 to ¥ 110,379 million for the six months ended September 30, 2003, mainly due to an increase in net gain on trading relating to foreign currency bonds. Non-interest expenses increased by 34% from ¥ 35,278 million for the six months ended September 30, 2002 to ¥ 47,367 million for the six months ended September 30, 2003. As a result, Income before income taxes increased by 53% from ¥ 41,085 million for the six months ended September 30, 2002 to ¥ 63,012 million for the six months ended September 30, 2003.

Equity

Net revenue increased by 39% from ¥ 42,770 million for the six months ended September 30, 2002 to ¥ 59,331 million for the six months ended September 30, 2003, mainly due to an increase in customers’ order-flow, such as block trading. Non-interest expenses increased by 9% from ¥ 32,670 million for the six months ended September 30, 2002 to ¥ 35,672 million for the six months ended September 30, 2003. As a result, Income before income taxes increased by 134% from ¥ 10,100 million for the six months ended September 30, 2002 to ¥ 23,659 million for the six months ended September 30, 2003.

Investment Banking

Net revenue for Investment Banking increased by 1% from ¥ 33,283 million for the six months ended September 30, 2002 to ¥ 33,476 million for the six months ended September 30, 2003, partly due to a revitalization in equity capital markets. Non-interest expenses for Investment Banking decreased by 7% from ¥ 27,487 million for the six months ended September 30, 2002 to ¥ 25,544 million for the six months ended September 30, 2003. As a result, Income before income taxes for Investment Banking increased by 37% from ¥ 5,796 million for the six months ended September 30, 2002 to ¥ 7,932 million for the six months ended September 30, 2003.

Merchant Banking

Net loss for Merchant Banking was ¥ 7,261 million for the six months ended September 30, 2002 and Net revenue for Merchant Banking was ¥ 5,922 million for the six months ended September 30, 2003, mainly due to gains from exit transactions and a rise in the fair value of investments. Non-interest expenses for Merchant Banking increased by 21% from ¥ 4,272 million for the six months ended September 30, 2002 to ¥ 5,173 million for the six months ended September 30, 2003. As a result, Loss before income taxes for Merchant Banking was ¥ 11,533 million for the six months ended September 30, 2002 and Income before income taxes for Merchant Banking was ¥ 749 million for the six months ended September 30, 2003.

Operating Results of Asset Management

	Millions of yen
	For the six months ended
	September 30, 2002	September 30, 2003
Non-interest revenue	¥20,138	¥15,231
Net interest (expense) revenue	(32)	1,071

Net revenue	20,106	16,302
Non-interest expenses	17,677	18,709

Income (loss) before income taxes	¥2,429	¥(2,407)

Net revenue decreased by 19% from ¥ 20,106 million for the six months ended September 30, 2002 to ¥ 16,302 million for the six months ended September 30, 2003, due to a decrease in asset management and portfolio service fees reflecting declines in the outstanding balance of bond investment trusts. Non-interest expenses increased by 6% from ¥ 17,677 million for the six months ended September 30, 2002 to ¥ 18,709 million for the six months ended September 30, 2003, mainly due to a special withdrawal charge paid to the Japan Securities Dealers Employees Pension Fund by Nomura Asset Management Co., Ltd. As a result, Income before income taxes was ¥ 2,429 million for the six months ended September 30, 2002 and Loss before income taxes was ¥ 2,407 million for the six months ended September 30, 2003.

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Please refer to Note 7 to the consolidated financial information for a reconciliation of segment results to income statement information. Loss before income taxes in Other increased from ¥ 1,587 million for the six months ended September 30, 2002 to ¥ 5,861 million for the six months ended September 30, 2003.

Financial Position

Total assets at September 30, 2003 were ¥ 27.2 trillion, up ¥ 6.1 trillion, compared with March 31, 2003, reflecting an increase in trading-related assets. Total liabilities at September 30, 2003 were ¥25.5 trillion, up ¥6.0 trillion, compared with March 31, 2003, reflecting an increase in trading-related liabilities. Trading-related balances (assets/liabilities) include trading assets and private equity investments, receivables under resale agreements and securities borrowed transactions, securities pledged as collateral, trading liabilities, payables under repurchase agreements and securities loaned transactions.

Cash and cash equivalents at September 30, 2003 increased by ¥162.9 billion compared with March 31, 2003. Net cash used in operating activities was ¥30.7 billion, mainly due to an increase in net trading-related balances (net of assets and liabilities). Net cash provided by investing activities was ¥95.3 billion mainly because of sales and redemptions of investments in equity securities and non-trading debt securities. Net cash provided by financing activities was ¥112.8 billion mainly due to an increase in borrowings.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the six months ended				For the year ended
	September 30, 2002 (A)	September 30, 2003 (B)	(B-A)/(A)	September 30, 2003	March 31, 2003
Revenue:
Commissions	¥80,776	¥89,719	11.1%	$805	¥141,640
Fees from investment banking	33,913	34,358	1.3	309	81,847
Asset management and portfolio service fees	46,095	30,757	(33.3)	276	79,290
Net gain on trading	66,149	147,529	123.0	1,324	172,308
Interest and dividends	206,913	217,880	5.3	1,955	401,924
(Loss) gain on investments in equity securities	(10,419)	31,769	—	285	(41,288)
Gain (loss) on private equity investments	(2,892)	6,598	—	59	(14,391)
Other	9,718	14,768	52.0	133	19,589

Total revenue	430,253	573,378	33.3	5,146	840,919
Interest expense	146,838	158,604	8.0	1,424	274,645

Net revenue	283,415	414,774	46.3	3,722	566,274

Non-interest expenses:
Compensation and benefits	121,283	133,589	10.1	1,199	244,167
Commissions and floor brokerage	10,030	9,529	(5.0)	85	20,844
Information processing and communications	37,409	38,410	2.7	345	77,389
Occupancy and related depreciation	29,100	26,825	(7.8)	241	57,152
Business development expenses	13,677	10,411	(23.9)	93	24,361
Other	31,279	36,759	17.5	330	94,952

	242,778	255,523	5.2	2,293	518,865

Income before income taxes and cumulative effect of accounting change	40,637	159,251	291.9	1,429	47,409

Income tax expense:
Current	13,844	65,511	373.2	588	25,519
Deferred	5,522	7,054	27.7	63	11,776

	19,366	72,565	274.7	651	37,295

Income before cumulative effect of accounting change	21,271	86,686	307.5	778	10,114
Cumulative effect of accounting change	109,799	—	—	—	109,799

Net income	¥131,070	¥86,686	(33.9)	$778	¥119,913

Per share of common stock:

	Yen		% Change	Translation into U.S. dollars	Yen
Basic-
Income before cumulative effect of accounting change	¥10.82	¥44.71	313.2%	$0.40	¥5.17
Cumulative effect of accounting change	55.86	—	—	—	56.09

Net income	¥66.68	¥44.71	(32.9)	$0.40	¥61.26

Diluted-
Income before cumulative effect of accounting change	¥10.82	¥44.71	313.2	$0.40	¥5.17
Cumulative effect of accounting change	55.86	—	—	—	56.09

Net income	¥66.68	¥44.71	(32.9)	$0.40	¥61.26

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen			Translation into millions of U.S. dollars
	September 30, 2002	March 31, 2003	September 30, 2003	September 30, 2003
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥159,694	¥491,237	¥654,158	$5,871
Time deposits	416,930	422,570	313,608	2,814
Deposits with stock exchanges and other segregated cash	37,717	41,702	63,605	571

	614,341	955,509	1,031,371	9,256

Loans and receivables:
Loans receivable	509,691	436,371	423,216	3,798
Receivables from customers	173,539	404,388	505,251	4,534
Receivables from other than customers	273,977	311,665	452,095	4,057
Receivables under resale agreements and securities borrowed transactions	6,916,802	8,603,170	11,999,160	107,684
Securities pledged as collateral	3,667,215	3,359,807	5,020,151	45,052
Allowance for doubtful accounts	(18,812)	(15,159)	(6,789)	(61)

	11,522,412	13,100,242	18,393,084	165,064

Trading assets and private equity investments:
Securities inventory	4,794,443	5,152,393	5,966,971	53,549
Derivative contracts	417,724	503,417	526,306	4,723
Private equity investments	270,679	270,890	277,294	2,488

	5,482,846	5,926,700	6,770,571	60,760

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥176,274 million at September 30, 2002, ¥177,374 million at March 31, 2003, and ¥173,713 million ($1,559 million) at September 30, 2003, respectively)	181,359	184,868	180,891	1,624
Lease deposits	77,842	65,211	71,964	646
Non-trading debt securities	402,479	270,120	201,716	1,810
Investments in equity securities	170,690	138,084	150,465	1,350
Investments in and advances to affiliated companies	263,892	223,970	203,507	1,826
Deferred tax assets	112,682	112,313	99,283	891
Other assets	135,073	192,429	136,035	1,221

	1,344,017	1,186,995	1,043,861	9,368

Total assets	¥18,963,616	¥21,169,446	¥27,238,887	$244,448

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen			Translation into millions of U.S. dollars
	September 30, 2002	March 31, 2003	September 30, 2003	September 30, 2003
LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables, borrowings and deposits:
Payables to customers	¥263,265	¥180,565	¥207,540	$1,862
Payables to other than customers	193,430	384,910	415,765	3,731
Payables under repurchase agreements and securities loaned transactions	9,728,958	10,952,135	13,695,818	122,910
Short-term borrowings	1,813,442	1,497,468	1,429,608	12,830
Time and other deposits received	196,611	256,184	301,516	2,706

	12,195,706	13,271,262	16,050,247	144,039

Trading liabilities:
Securities sold but not yet purchased	2,538,738	3,401,715	6,427,291	57,680
Derivative contracts	360,001	487,005	530,011	4,756

	2,898,739	3,888,720	6,957,302	62,436

Other liabilities:
Accrued income taxes	19,024	28,608	58,269	523
Accrued pension and severance costs	57,083	86,582	87,157	782
Other	236,213	296,509	239,811	2,152

	312,320	411,699	385,237	3,457

Long-term borrowings	1,824,230	1,955,437	2,140,553	19,210

Total liabilities	17,230,995	19,527,118	25,533,339	229,142

Commitments and contingencies (See Note 5)

Shareholders’ equity:
Common stock Authorized - 6,000,000,000 shares Issued - 1,965,919,860 shares at September 30, 2002, March 31, 2003 and September 30, 2003	182,800	182,800	182,800	1,640

Additional paid-in capital	151,066	151,328	153,491	1,377

Retained earnings	1,447,291	1,407,028	1,479,150	13,274

Accumulated other comprehensive (loss) income
Minimum pension liability adjustment	(23,900)	(41,558)	(39,735)	(356)
Cumulative translation adjustments	(23,766)	(22,329)	(37,588)	(337)

	(47,666)	(63,887)	(77,323)	(693)

	1,733,491	1,677,269	1,738,118	15,598
Less-Common stock held in treasury, at cost - 510,599 shares, 25,556,340 shares, and 24,137,689 shares at September 30, 2002, March 31, 2003, and September 30, 2003, respectively	(870)	(34,941)	(32,570)	(292)

Total shareholders’ equity	1,732,621	1,642,328	1,705,548	15,306

Total liabilities and shareholders’ equity	¥18,963,616	¥21,169,446	¥27,238,887	$244,448

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the six months ended September 30, 2002	For the six months ended September 30, 2003	For the six months ended September 30, 2003	For the year ended March 31, 2003
Cash flows from operating activities:
Net income	¥131,070	¥86,686	$778	¥119,913
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Cumulative effect of accounting change	(109,799)	—	—	(109,799)
Depreciation and amortization	14,920	16,752	150	31,249
Loss (gain) on investments in equity securities	10,419	(31,769)	(285)	41,288
Deferred income tax expense	5,522	7,054	63	11,776
Changes in operating assets and liabilities :
Time deposits	(35,009)	102,670	921	(36,585)
Deposits with stock exchanges and other segregated cash	(1,880)	(25,858)	(232)	(6,271)
Trading assets and private equity investments	(691,711)	(996,325)	(8,941)	(1,167,700)
Trading liabilities	235,433	3,200,188	28,719	1,242,333
Receivables under resale agreements and securities borrowed transactions	(537,419)	(3,860,503)	(34,645)	(2,315,743)
Payables under repurchase agreements and securities loaned transactions	1,872,243	3,319,421	29,789	3,236,698
Loans and receivables, net of allowance	(638,909)	(2,059,805)	(18,485)	(590,802)
Time and other deposits received and other payables	(591,554)	127,899	1,148	(477,756)
Accrued income taxes, net	(18,923)	53,650	482	(31,738)
Other, net	(40,758)	29,243	263	87,250

Net cash (used in) provided by operating activities	(396,355)	(30,697)	(275)	34,113

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(20,756)	(15,610)	(140)	(45,235)
Proceeds from sales of office buildings, land, equipment and facilities	285	921	8	690
Payments for purchases of investments in equity securities	(1,134)	(19)	(0)	(10,299)
Proceeds from sales of investments in equity securities	20,079	19,407	174	30,067
Decrease in non-trading debt securities, net	23,033	68,633	616	152,209
(Increase) decrease in other investments and other assets, net	(4,986)	21,944	197	6,621

Net cash provided by investing activities	16,521	95,276	855	134,053

Cash flows from financing activities:
Increase in long-term borrowings	375,638	354,375	3,180	654,407
Decrease in long-term borrowings	(109,488)	(350,624)	(3,147)	(324,232)
(Decrease) increase in short-term borrowings, net	(43,815)	134,020	1,203	(290,775)
Proceeds from sales of common stock	—	7,995	72	—
Payments for repurchases of common stock	—	(3,824)	(34)	(34,527)
Payments for cash dividends	(29,485)	(29,117)	(261)	(29,485)

Net cash provided by (used in) financing activities	192,850	112,825	1,013	(24,612)

Effect of exchange rate changes on cash and cash equivalents	(9,957)	(14,483)	(130)	(8,952)

Net (decrease) increase in cash and cash equivalents	(196,941)	162,921	1,463	134,602
Cash and cash equivalents at beginning of the period	356,635	491,237	4,408	356,635

Cash and cash equivalents at end of the period	¥159,694	¥654,158	$5,871	¥491,237

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1. Description of Business:

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individuals, institutional and governmental customers on a global basis.

2. Basis of Financial Information:

The consolidated financial information includes the accounts of the Company and other entities in which it has a controlling financial interest (The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura”). Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its majority-owned subsidiaries. A controlling financial interest can also exist in entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as variable interest entities (“VIEs”). The Company consolidates VIEs created after January 31, 2003 where Nomura is the primary beneficiary. The primary beneficiary is generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both.

All material intercompany transactions have been eliminated in consolidation. The consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which require management to make estimates regarding certain financial instrument valuations, the outcome of litigation, the recovery of the carrying value of certain assets, the allowance for loan loss reserves, the realization of deferred tax assets and other matters that affect the carrying value of reported assets and liabilities and related disclosures. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, and the difference could have a material impact on the consolidated financial information.

The consolidated financial information as of and for the year ended March 31, 2003 has been derived from the audited March 31, 2003 consolidated financial statements included in the Company’s annual report filed with the Securities and Exchange Commission on Form 20-F. The interim consolidated financial information as of September 30, 2003 and 2002 and for the six-month periods then ended is unaudited; however, in the opinion of management, such information includes all adjustments, consisting only of normal and recurring items, necessary for a fair presentation. Certain footnote disclosures, including Nomura’s significant accounting policies, which are normally required under U.S. GAAP have been omitted. Accordingly, the unaudited interim financial information should be read in conjunction with the audited consolidated financial statements included in the Company’s annual report. The nature of Nomura business is such that the results of operations for any interim period are not necessarily indicative of the results for the entire fiscal year.

3. New Accounting Pronouncements:

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (“FIN 46”). FIN 46 provides guidance on what constitutes a variable interest entity (“VIE”) and the circumstances under which it is to be consolidated. Public entities were required to apply the provisions of FIN 46 to VIEs created before February 1, 2003, in the period beginning after June 15, 2003, i.e., July 1, 2003 in Nomura’s case.

On October 10, 2003, the FASB issued FASB Staff Position No. FIN 46-6 (the “FSP”), which deferred the effective date for applying the provisions of FIN 46 by public entities to VIEs created before February 1, 2003, until the end of the period ending after December 15, 2003, i.e., December 31, 2003 in Nomura’s case. The FSP also deferred the effective date for applying FIN 46 to “nonregistered investment companies” until the AICPA finalizes its proposed Statement of Position (“SOP”) on the clarification of the scope of the Audit Guide (AICPA Audit and Accounting Guide – Audits of Investment Companies) and accounting by parent companies and equity method investors for investments in investment companies. The FASB is also considering certain FIN 46 implementation issues and expects to issue a modification to FIN 46 in the fourth quarter of 2003.

As a result of the FSP, Nomura did not apply the provisions of FIN 46 to variable interests in VIEs created before February 1, 2003, in its consolidated financial information for the period ended September 30, 2003. Nomura estimates at this time that applying FIN 46 will not have a material impact on its consolidated financial information as of and for the period ending December 31, 2003.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The implementation of SFAS No. 149 did not have a material impact on Nomura’s consolidated financial information for the six months ended September 30, 2003.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires an issuer to classify certain financial instruments with characteristics of both liabilities and equity as liabilities (or an asset in some circumstances). Many of those instruments were previously classified as equity. Under SFAS No. 150, certain financial instruments issued in the form of shares that are mandatorily redeemable, that embody an obligation to repurchase the issuer’s equity shares, and that the issuer must or may settle by issuing a variable number of its equity shares, are classified as liabilities. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The implementation of SFAS No. 150 did not have a material impact on Nomura’s consolidated financial information for the six months ended September 30, 2003.

4. U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥111.43 = US$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2003. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

5. Credit and investment commitments and guarantees:

Commitments–

In connection with its banking/financing activities, Nomura has provided to counterparties through subsidiaries, commitments to extend credit, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit. Nomura has also had commitments in connection with its merchant banking activities.

Contractual amounts of these commitments were as follows:

	Millions of yen	Translation into millions of U.S. dollars	Millions of yen
	September 30, 2003	September 30, 2003	March 31, 2003
Commitments to extend credit and commitments in connection with merchant banking activities	¥156,965	$1,409	¥247,344

Guarantees–

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date. In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee under FIN No. 45. Contractual amounts of these guarantees, other than derivative contract, for which the fair values are recorded on the consolidated balance sheets at fair value, were as follows:

	Millions of yen	Translation into millions of U.S. dollars	Millions of yen
	September 30, 2003	September 30, 2003	March 31, 2003
Standby letters of credit and other guarantees	¥24,139	$217	¥49,449

6. Change in consolidated retained earnings:

	Millions of yen	Translation into millions of U.S. dollars	Millions of yen
	For the six months ended		For the year ended
	September 30, 2003	September 30, 2003	March 31, 2003
Balance at beginning of period	¥1,407,028	$12,627	¥1,316,221
Net income	86,686	778	119,913
Dividends	(14,564)	(131)	(29,106)

Balance at end of period	¥1,479,150	$13,274	¥1,407,028

7. Segment Information-Operating segment:

Business segments’ results for the six months ended September 30, 2002 and 2003 and for the year ended March 2003 are shown in the following table.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Six months ended September 30, 2002
Non-interest revenue	¥122,573	¥97,645	¥20,138	¥2,956	¥243,312
Net interest revenue	1,204	47,510	(32)	11,393	60,075

Net revenue	123,777	145,155	20,106	14,349	303,387
Non-interest expenses	108,429	99,707	17,677	15,936	241,749

Income (loss) before income taxes	¥15,348	¥45,448	¥2,429	¥(1,587)	¥61,638

Six months ended September 30, 2003
Non-interest revenue	¥149,787	¥163,829	¥15,231	¥(10,637)	¥318,210
Net interest revenue	775	45,279	1,071	12,151	59,276

Net revenue	150,562	209,108	16,302	1,514	377,486
Non-interest expenses	111,117	113,756	18,709	7,375	250,957

Income (loss) before income taxes	¥39,445	¥95,352	¥(2,407)	¥(5,861)	¥126,529

	Change (%)
Income (loss) before income taxes
Six months ended September 30, 2003 vs. 2002	157.0	109.8	—	—	105.3

	Translation into millions of U.S. dollars
Six months ended September 30, 2003
Non-interest revenue	$1,344	$1,470	$137	$(95)	$2,856
Net interest revenue	7	407	9	109	532

Net revenue	1,351	1,877	146	14	3,388
Non-interest expenses	997	1,021	168	66	2,252

Income (loss) before income taxes	$354	$856	$(22)	$(52)	$1,136

	Millions of yen
Year ended March 31, 2003
Non-interest revenue	¥246,938	¥196,675	¥34,828	¥(2,966)	¥475,475
Net interest revenue	2,313	101,794	2,232	20,939	127,278

Net revenue	249,251	298,469	37,060	17,973	602,753
Non-interest expenses	213,562	207,436	33,866	58,678	513,542

Income (loss) before income taxes	¥35,689	¥91,033	¥3,194	¥(40,705)	¥89,211

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/ (loss) before income taxes in “Other”

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the six months ended			For the year ended
	September 30, 2002	September 30, 2003	September 30, 2003	March 31, 2003
(Loss) / gain on undesignated hedging instruments included in Net gain on trading	¥(1,753)	¥(11,680)	$(105)	¥2,065
Gain / (loss) on investment securities	10,892	(556)	(5)	(561)
Equity in income / (losses) of affiliates	353	2,394	22	(3,842)
Corporate items	(678)	(8,461)	(76)	(9,356)
Impairment loss on investment in an affiliated company	—	—	—	(21,165)
Others	(10,401)	12,442	112	(7,846)

Total	¥(1,587)	¥(5,861)	$(52)	¥(40,705)

The table below presents a reconciliation of the combined segment information included in the table on the previous page to reported net revenue and income before income taxes and cumulative effect of accounting change in the consolidated income statement information.

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the six months ended			For the year ended
	September 30, 2002	September 30, 2003	September 30, 2003	March 31, 2003
Net revenue	¥303,387	¥377,486	$3,388	¥602,753
Unrealized (loss)/gain on investments in equity securities held for relationship purposes	(21,675)	33,039	296	(43,017)
Effect of consolidation/deconsolidation of the private equity investee companies	1,703	4,249	38	6,538

Consolidated net revenue	¥283,415	¥414,774	$3,722	¥566,274

Income before income taxes	¥61,638	¥126,529	$1,136	¥89,211
Unrealized (loss)/gain on investments in equity securities held for relationship purposes	(21,675)	33,039	296	(43,017)
Effect of consolidation/deconsolidation of the private equity investee companies	674	(317)	(3)	1,215

Consolidated income before income taxes and cumulative effect of accounting change	¥40,637	¥159,251	$1,429	¥47,409

“Commissions received” and “Net gain on trading” consist of the following:

Commissions received

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the six months ended				For the year ended
	September 30, 2002 (A)	September 30, 2003 (B)	(B-A)/(A)	September 30, 2003	March 31, 2003
Commissions	¥80,776	¥89,719	11.1	$805	¥141,640

Brokerage Commissions	47,290	64,258	35.9	577	85,157
Commissions for Distribution of Investment Trust	18,004	15,341	(14.8)	138	30,507

Fees from Investment Banking	33,913	34,358	1.3	309	81,847

Underwriting and Distribution	25,611	27,865	8.8	250	62,365
M&A / Financial Advisory Fees	7,163	6,424	(10.3)	58	16,803

Asset Management and Portfolio Service Fees	46,095	30,757	(33.3)	276	79,290

Asset Management Fees	41,461	25,759	(37.9)	231	70,181

Total	¥160,784	¥154,834	(3.7)	$1,390	¥302,777

Net gain on trading

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the six months ended				For the year ended
	September 30, 2002 (A)	September 30, 2003 (B)	(B-A)/(A)	September 30, 2003	March 31, 2003
Merchant Banking	¥(2,246)	¥1,155	—	$10	¥2,779
Equity Trading	15,064	52,866	250.9	475	35,919
Fixed Income and Other Trading	53,331	93,508	75.3	839	133,610

Total	¥66,149	¥147,529	123.0	$1,324	¥172,308

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen
	For the three months ended
	June 30, 2002	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003	September 30, 2003
Revenue:
Commissions	¥46,091	¥34,685	¥34,303	¥26,561	¥33,752	¥55,967
Fees from investment banking	15,632	18,281	16,937	30,997	14,498	19,860
Asset management and portfolio service fees	24,190	21,905	17,541	15,654	13,735	17,022
Net gain on trading	36,964	29,185	48,340	57,819	80,432	67,097
Interest and dividends	91,065	115,848	107,190	87,821	113,844	104,036
(Loss) gain on investments in equity securities	(3,325)	(7,094)	(21,912)	(8,957)	16,168	15,601
Gain (loss) on private equity investments	3,037	(5,929)	(1,991)	(9,508)	(669)	7,267
Other	3,317	6,401	3,729	6,142	8,030	6,738

Total revenue	216,971	213,282	204,137	206,529	279,790	293,588
Interest expense	74,305	72,533	71,990	55,817	79,703	78,901

Net revenue	142,666	140,749	132,147	150,712	200,087	214,687

Non-interest expenses:
Compensation and benefits	63,595	57,688	59,472	63,412	65,903	67,686
Commissions and floor brokerage	4,477	5,553	3,564	7,250	4,904	4,625
Information processing and communications	18,176	19,233	18,801	21,179	18,890	19,520
Occupancy and related depreciation	14,563	14,537	14,118	13,934	13,319	13,506
Business development expenses	5,895	7,782	4,823	5,861	4,983	5,428
Other	17,589	13,690	12,379	51,294	20,788	15,971

	124,295	118,483	113,157	162,930	128,787	126,736

Income (loss) before income taxes and cumulative effect of accounting change	18,371	22,266	18,990	(12,218)	71,300	87,951

Income tax expense (benefit):
Current	15,100	(1,256)	2,085	9,590	27,093	38,418
Deferred	(4,775)	10,297	1,934	4,320	5,159	1,895

	10,325	9,041	4,019	13,910	32,252	40,313

Income (loss) before cumulative effect of accounting change	8,046	13,225	14,971	(26,128)	39,048	47,638
Cumulative effect of accounting change	109,799	—	—	—	—	—

Net income (loss)	¥117,845	¥13,225	¥14,971	¥(26,128)	¥39,048	¥47,638

	Yen
Per share of common stock:
Basic-
Income (loss) before cumulative effect of accounting change	¥4.09	¥6.73	¥7.65	¥(13.46)	¥20.14	¥24.58
Cumulative effect of accounting change	55.86	—	—	—	—	—

Net income (loss)	¥59.95	¥6.73	¥7.65	¥(13.46)	¥20.14	¥24.58

Diluted-
Income (loss) before cumulative effect of accounting change	¥4.09	¥6.73	¥7.65	¥(13.46)	¥20.14	¥24.58
Cumulative effect of accounting change	55.86	—	—	—	—	—

Net income (loss)	¥59.95	¥6.73	¥7.65	¥(13.46)	¥20.14	¥24.58

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates.

Nomura Holdings, Inc.

Domestic Subsidiaries

Nomura Securities Co., Ltd.

Nomura Asset Management Co., Ltd.

The Nomura Trust & Banking Co., Ltd.

Nomura Babcock & Brown Co., Ltd.

Nomura Capital Investment Co., Ltd.

Nomura Investor Relations Co., Ltd.

Nomura Principal Finance Co., Ltd.

The Nomura Fundnet Securities Co., Ltd.

Nomura Funds Research and Technologies Co., Ltd.

Nomura DC Planning Co., Ltd.

Nomura Human Capital Solutions Co., Ltd.

Nomura Research & Advisory Co., Ltd.

Nomura Business Services Co., Ltd.

Nomura Satellite Communications Co., Ltd.

Overseas Subsidiaries

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura Corporate Research and Asset Management Inc.

Nomura Asset Capital Corporation

The Capital Company of America, LLC

Nomura Derivative Products, Inc.

Nomura Global Financial Products, Inc.

Nomura Securities (Bermuda) Ltd.

Nomura Europe Holdings plc

Nomura International plc

Nomura Bank International plc

Banque Nomura France

Nomura Bank (Luxembourg) S.A.

Nomura Bank (Deutschland) GmbH

Nomura Bank (Switzerland) Ltd.

Nomura Italia S.I.M. p.A.

Nomura Funding Facility Corporation Limited

Nomura Global Funding plc

Nomura Europe Finance N.V.

Nomura Principal Investment plc

Nomura Asia Holding N.V.

Nomura Investment Banking (Middle East) E.C.

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Nomura Advisory Services (Malaysia) Sdn. Bhd.

Nomura Australia Limited

PT Nomura Indonesia

Affiliates

Nomura Research Institute, Ltd.

JAFCO Co., Ltd.

Nomura Land and Building Co., Ltd.

Capital Nomura Securities Public Company Limited

Corporate Goals and Principles

Management Policy

The vision of the Nomura Group (Nomura Holdings, Inc. (the “Company”) and its domestic and overseas consolidated subsidiaries, except for companies invested through merchant banking activities) is to enhance its position as a “globally competitive Japanese financial services group.” The Company will seek to realize this vision by strengthening the Group’s franchise in domestic securities markets that have a high growth potential and by consolidating the Group’s comprehensive capabilities around the globe.

As a management target, the Company intends to maintain an average consolidated return on equity of 10 to 15% over the medium- to long-term.

The Company adopted the “Committee System” with the approval of the General Meeting of Shareholders held in June 2003. Under the Committee System, management oversight functions are separated from business operation functions. Many of the powers to execute business activities are delegated to executive officers, and the Nomination, Audit and Compensation Committees, on each of which a majority of its members are outside directors, are established. Under the Committee System, the Company aims to promote more agile and transparent management.

Structure of Business Operations

In executing the business operations, the Nomura Group focuses on business lines, which are linked globally, rather than individual legal entities. The Group’s business lines are comprised of three lines: Domestic Retail, Global Wholesale and Asset Management, and Global Wholesale consists of Fixed Income, Equity, Investment Banking and Merchant Banking.

The Company allocates management resources to the business lines after examining their business plans and budgets. Each business line operates within the management resources allocated, and the Company monitors the results closely.

To establish a strong business portfolio, the Nomura Group will enhance the professional skills of each business line, to which it delegates an appropriate level of authority to execute business, and strengthen linkages among business lines to take full advantage of the Group’s global capabilities.

Dividend Policy

The Company will determine the amount of any cash dividend, broadly considering such factors as the firm’s dividend-on-equity ratio (DOE), the firm’s level of profits and its maintenance of capital sufficient to capture business opportunities as they may develop. As for retained profits, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

Reduction of the Size of Trading Units

The Company considers reduction of the size of trading units in the Japanese market as an important step in allowing greater access to investors and as conducive to expanding the securities market. The Company will consider such reductions following the revision of the Commercial Code, etc.

Current Challenges

While there remain many cautious views on Japan’s economy and securities markets, some indications of economic recovery can be found, such as growth of real gross domestic products and favorable changes in corporate profits. In this environment, the Nomura Group will analyze various customer needs, combine its accumulated experience and expertise both at home and abroad and develop products so that it can provide creative solutions to customers through capital markets. The strategies of each business line are as follows.

With regards to Domestic Retail, the Nomura Group will enhance its flexibility and capacity to quickly supply domestic and overseas products based on the specific needs of each customer. Through providing the best financial services, the Group seeks to increase customers’ assets entrusted to it. In addition, the Group will continue its efforts to broaden individual investors’ participation in the securities markets by supporting capital market lectures at colleges and universities and investor education programs in local communities.

In Global Wholesale, the Nomura Group will flexibly respond to changes in the business environment and exploit expanding business opportunities. The Group will promote a globalization strategy through providing solutions to various needs of customers, such as advice on mergers and acquisitions, industrial revitalization, securitization and trading for asset liquidation.

Regarding Asset Management, the Nomura Group aims to improve investment performance through generating medium to long-term value-added by strengthening research functions. In addition, while expanding the marketing channels and enhancing the product development capabilities, the Group endeavors to increase assets under management and revenues. In regards to the defined contribution pension plan business, the Group will broaden its customer base through enhancing the offering of integrated services ranging from consulting for plan implementation to supply of products.

Utilizing its combined strengths, the Nomura Group is committed to actively contributing to structural reforms of the Japanese economy and corporations, and increasing its own corporate value.

Basic concept of corporate governance, and the status of its implementation

(Basic concept of corporate governance)

The Company has adopted the Committee System following amendments to the Articles of Incorporation at the General Meeting of Shareholders held in June 2003 and its domestic subsidiaries (14 domestic companies of the Nomura Group) have followed.

Under the Committee System, management oversight functions are separated from business operation functions and many of the powers to execute business activities are delegated to executive officers. As a result of the new structure, the Company can make quicker management decisions on a consolidated basis. Under the new corporate governance structure, the Company has established three committees: a Nomination Committee, an Audit Committee and a Compensation Committee, each of which has a majority of outside directors, aimed at strengthening management oversight and further improving transparency.

(The status of corporate governance policy implementation)

1) The status of corporate governance regarding management decision-making, implementation and oversight, etc. in administrative organization

    (1) The Committee System or the Statutory Auditor System

As described above, the Company has adopted the Committee System upon resolution of the General Meeting of Shareholders held in June 2003.

    (2) Appointment of outside directors

The Board of Directors of the Company is comprised of eleven directors including four outside directors as defined under the Commercial Code of Japan.

    (3) Overview of the committees

        (i) Nomination Committee

The Nomination Committee is authorized to determine the particulars of proposals concerning the election and dismissal of directors to be submitted to a general meeting of shareholders. This committee’s current members are Junichi Ujiie (Chairman of the Board), Masaharu Shibata (outside director) and Hideaki Kubori (outside director). Junichi Ujiie is the Chairman of this committee.

        (ii) Audit Committee

The Audit Committee is authorized to audit the execution by directors and executive officers of their duties and determine the particulars of proposals concerning the election and dismissal of the independent auditor to be submitted to a general meeting of shareholders. This committee’s current members are Haruo Tsuji (outside director), Koji Tajika (outside director) and Fumihide Nomura (non-executive director). Haruo Tsuji is the Chairman of this committee. All of the members are independent under the standards set forth in the Sarbanes-Oxley Act.

        (iii) Compensation Committee

The Compensation Committee is authorized to determine the particulars of the compensation for each director and executive officer. This committee’s current members are Junichi Ujiie (Chairman of the Board), Masaharu Shibata (outside director) and Hideaki Kubori (outside director). Junichi Ujiie is the Chairman of this committee.

    (4) Allocation of full-time staff for the outside directors

Secretariat and Office of Audit Committee assist directors, including the outside directors, in execution of their operations.

    (5) Framework for operational execution and auditing

Twenty-seven executive officers determine the matters delegated by resolutions of the Board of Directors and execute the business of the Company. Important matters of those delegated to executive officers are determined by the Board of Executive Officers or the Executive Management Board, each of which comprises the executive officers. The Board of Executive Officers composed of all twenty-seven executive officers is authorized to determine the annual business plan and budget and the allocation of the management resources of the Nomura Group. The Executive Management Board consisting of ten executive officers including all representative executive officers is authorized to determine important matters concerning the management of the Nomura Group. The Board of Directors and the Audit Committee oversee the operation of the directors and executive officers.

    (6) Internal control and procedures

Following the adoption of the Committee System, the Company has reorganized the internal control systems to enhance their functions. The Board of Directors has directed non-executive but full-time directors, who are very familiar with the business and organization of the Nomura Group, to support the audit of the Audit Committee, the majority of which are outside directors. The Company has established a new department, Office of Audit Committee, to assist the activities of the Audit Committee and has maintained information flow from the Internal Audit Department to the Audit Committee. In addition, the Internal Controls Committee, which consists of six members, four executive officers including President & CEO and two directors including one outside director, advises the management regarding the status of internal control and procedures of the Nomura Group.

    (7) Attorneys, accountants and other third parties

Outside attorneys provide, as necessary, advice in regard to important matters related to operations, finance, compliance and others. Shin Nihon & Co. (member firm in Japan of Ernst Young), the Company’s independent accountant, makes substantive recommendations, as appropriate, on internal control and procedures over financial reporting as well as audits the Company’s financial statements.

2) Summary of personal, capital, dealing and other conflicts of interest between the Company, its outside directors and outside auditors

None.

3) Implementation to expand company corporate governance in the recent year

As described above, the Company adopted the Committee System following resolution at the General Meeting of Shareholders in June 2003.

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

-Nomura Holdings, Inc. Financial Information (Parent Company Only)

-Nomura Securities Co., Ltd. Financial Information

Financial Summary For the Six Months Ended September 30, 2003

(Unconsolidated)

Date:	October 30, 2003
Company name (code number):	Nomura Holdings, Inc. (8604)
URL(http://www.nomura.com/)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Amsterdam, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Koichi Ikegami
General Manager, Investor Relations Department,
Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
Number of shares in unit share system:	1,000 shares
Date of interim dividend payment:	December 15, 2003

(1) Operating Results	(Truncated to the nearest million yen except percentages)

	Operating Revenue	(Comparison)		Operating Income	(Comparison)		Ordinary Income	(Comparison)
Six Months Ended September 30, 2003	66,694	33.2	% *3	20,605	302.8	% *3	21,751	200.4	% *3
Six Months Ended September 30, 2002	50,064			5,116			7,240

Year Ended March 31, 2003	102,633			10,036			10,742

	Net Profit (Loss)	(Comparison)		Net Profit (Loss) per share (Yen)
Six Months Ended September 30, 2003	19,207	87.1	% *3	9.90
Six Months Ended September 30, 2002	10,264			5.22

Year Ended March 31, 2003	(12,825)			(6.70)

Notes:	1. Average number of shares issued and outstanding during	Six months ended September 30, 2003:	1,939,507,639
		Six months ended September 30, 2002:	1,965,537,273
		The year ended March 31, 2003:	1,958,071,011
	2. Change in accounting method: None
	3. Comparison shows increase/decrease from the six months ended September 30, 2002

(2) Dividend

	Dividend Per Share
	Interim	Year-end
Six months ended:	Yen	Yen
September 30, 2003	7.50	—
September 30, 2002	—	—

Year ended March 31, 2003	—	15.00

Note: The Company introduced the interim dividend system from the six month ended September 30, 2003.

(3) Financial Position	(im millions of yen except per share data and percentages)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity/ Total Liabilities and Shareholders’ Equity (%)	Shareholders’ Equity Per Share (Yen)
September 30, 2003	2,321,921	1,355,565	58.4	697.83
September 30, 2002	2,047,106	1,409,498	68.9	717.15

March 31, 2003	2,121,113	1,342,035	63.3	691.21

1. Number of shares issued and outstanding at	September 30, 2003:	1,942,537,572
	September 30, 2002:	1,965,409,261
	March 31, 2003:	1,941,118,921
2. Number of treasury stock issued and outstanding	September 30, 2003:	23,382,288
	September 30, 2002:	510,599
	March 31, 2003:	24,800,939

Nomura Holdings, Inc.

Unconsolidated Balance Sheet Information

(Unaudited)

				(Millions of yen)
	September 30, 2003	March 31, 2003	Increase/(Decrease)	September 30, 2002
ASSETS
Current Assets	842,903	652,450	190,453	508,817

Cash and time deposits	4,815	11,239	(6,423)	3,336
Short-term loans receivable	772,846	578,420	194,426	454,990
Deferred tax assets	8,924	9,260	(335)	19,705
Other current assets	56,320	54,242	2,078	31,316
Allowance for doubtful accounts	(3)	(712)	709	(531)

Fixed Assets	1,479,018	1,468,663	10,354	1,538,288

Tangible fixed assets	40,739	43,518	(2,778)	44,433
Intangible assets	66,545	66,494	51	60,572
Investments and others	1,371,732	1,358,650	13,082	1,433,281
Investment securities	144,724	129,853	14,871	161,179
Investments in subsidiaries and affiliates (at cost)	1,107,838	1,096,164	11,673	1,025,489
Long-term loans receivable from subsidiaries	—	—	—	120,000
Long-term guarantee deposits	54,145	54,187	(41)	60,809
Deferred tax assets	45,372	61,326	(15,954)	48,483
Other investments	19,687	17,120	2,566	17,453
Allowance for doubtful accounts	(34)	(1)	(33)	(133)

TOTAL ASSETS	2,321,921	2,121,113	200,808	2,047,106

LIABILITIES
Current liabilities	445,827	256,253	189,573	204,860

Short-term borrowings	202,000	101,500	100,500	—
Bond with maturity of less than one year	2,631	—	2,631	28,641
Payables to customers and others	189,792	131,677	58,114	158,294
Accrued income taxes	32,090	1,596	30,493	1
Other current liabilities	19,313	21,479	(2,165)	17,924

Long-term liabilities	520,528	522,824	(2,295)	432,747

Bonds payable	120,000	122,631	(2,631)	62,631
Long-term borrowings	399,500	399,500	—	369,500
Other long-term liabilities	1,028	693	335	616

TOTAL LIABILITIES	966,356	779,077	187,278	637,607

SHAREHOLDERS’ EQUITY
Common stock	182,799	182,799	—	182,799
Capital reserves	114,303	112,504	1,799	112,504
Additional paid-in capital	112,504	112,504	—	112,504
Other capital reserves	1,799	—	1,799	—
Earned surplus	1,055,710	1,065,929	(10,218)	1,089,019
Earned surplus reserve	81,858	81,858	—	81,858
Voluntary reserve	950,038	990,041	(40,003)	990,041
Unappropriated retained earnings (deficit)	23,814	(5,969)	29,784	17,119
Net unrealized gain on investments	33,788	14,211	19,577	26,045
Treasury stock	(31,037)	(33,409)	2,371	(870)

TOTAL SHAREHOLDERS’ EQUITY	1,355,565	1,342,035	13,529	1,409,498

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,321,921	2,121,113	200,808	2,047,106

Nomura Holdings, Inc.

Unconsolidated Income Statement Information

(Unaudited)

				(Millions of yen)
	Six Months Ended September 30, 2003 (A)	Six Months Ended September 30, 2002 (B)	Comparison (A-B)/(B)	Fiscal Year Ended March 31, 2003
Operating revenue	66,694	50,064	33.2%	102,633

Property and equipment fee revenue	29,456	29,077	1.3	60,901
Rent revenue	14,793	15,101	(2.0)	30,796
Royalty on trademark	2,926	2,821	3.7	5,177
Dividend from subsidiaries and affiliates	16,420	—	—	—
Others	3,097	2,806	10.4	5,355
Interest income	0	257	(99.9)	403

Operating expenses	46,089	44,948	2.5	92,596

Compensation and benefits	332	481	(31.0)	605
Rental and maintenance	15,956	16,558	(3.6)	34,151
Data processing and office supplies	10,352	10,791	(4.1)	21,844
Depreciation and amortization	12,999	11,479	13.2	24,080
Others	4,274	3,913	9.2	8,256
Interest expenses	2,174	1,724	26.1	3,657

Operating income	20,605	5,116	302.8	10,036

Non-operating income	1,285	2,659	(51.6)	3,824
Non-operating expenses	139	534	(73.9)	3,119

Ordinary income	21,751	7,240	200.4	10,742

Special profits	3,033	12,210	(75.2)	16,498
Special losses	3,187	934	241.2	44,773

Profit (loss) before income taxes	21,597	18,517	16.6	(17,531)

Income taxes - current	(848)	(19,579)	—	(39,527)

Income taxes - deferred	3,238	27,832	(88.4)	34,821

Net profit (loss)	19,207	10,264	87.1	(12,825)

Unappropriated retained earnings brought forward	4,606	6,855	(32.8)	6,855

Unappropriated retained earnings (deficit)	23,814	17,119	39.1	(5,969)

Notes to Financial Information

The financial information for the six months ended September 30, 2003 were prepared under Japanese GAAP in accordance with “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Financial Statements” (Ministry of Finance Ordinance No. 38, 1977).

Significant Accounting Policies

1. Basis and Methods of Valuation for Financial Instruments

(1) Other securities
a. Securities with market value	Recorded at market value.
The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “shareholders’ equity” on the balance sheet.
b. Securities with no market value	Recorded at cost using the moving average method or amortized cost.
(2) Stocks of subsidiaries and affiliates	Recorded at cost using the moving average method.

2. Depreciation and Amortization

    (1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

    (2) Amortization of intangible assets

Intangible assets are amortized over their estimated useful lives primarily on the straight-line method.

    3. Provisions

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

    4. Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of operations.

    5. Leasing Transactions

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.

    6. Hedging Activities

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized.

    7. Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

    8. Application of Consolidated Tax Return System

The Company applies the consolidated tax return system from the year ended March 31, 2003.

Notes to Unconsolidated Balance Sheet Information

1. Financial Guarantees

			(Millions of yen)
	September 30, 2003	March 31, 2003	September 30, 2002
Financial guarantees outstanding	1,533,362	1,562,830	1,579,101

*	In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2. Accumulated Depreciation on Tangible Fixed Assets

		(Millions of yen)
September 30, 2003	March 31, 2003	September 30, 2002
65,368	63,010	65,438

3. Stocks of Subsidiaries and Affiliates with Market Values

			(Millions of yen)
	Book value	Market Value	Difference
Investments in subsidiaries and affiliates	45,785	113,022	67,237

Notes to Unconsolidated Income Statement Information

1. “Property and equipment fee revenue” is revenue from the leasing of furniture and fixtures, and software to subsidiaries, including Nomura Securities Co., Ltd.

2. “Rent revenue” is revenue from the leasing of properties to subsidiaries, including Nomura Securities Co., Ltd.

3. “Royalty on trademark” is fee or patent revenue received on our trademark from Nomura Securities Co., Ltd.

4. “Others” (Operating revenue) includes fees from securities lending and interest received on loans from subsidiaries, including Nomura Securities Co., Ltd.

5. Special profits and losses consist of the following:

			(Millions of yen)
	Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
Special profits
Gain on sales of investment securities	2,357	12,210	16,498
Reversal of allowance for doubtful accounts	675	—	—

Special losses
Loss on sales of investment securities	1,666	299	3,389
Loss on devaluation of investment securities	1,521	634	11,167
Loss on devaluation of investments in affiliates	—	—	30,216

Financial Summary For the Six Months Ended September 30, 2003

Date:	October 30, 2003
Company name:	Nomura Securities Co., Ltd.
(URL http://www.nomura.co.jp/)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Representative:	Nobuyuki Koga
President, Nomura Securities Co., Ltd.
For inquiries:	Koichi Ikegami
General Manager, Investor Relations Department,
Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811

(1) Operating Results				(Truncated to the nearest million yen except percentages)
	Operating Revenue	(Comparison)		Net Operating Revenue	(Comparison)		Operating Income	(Comparison)
Six Months Ended September 30, 2003	320,797	35.7	% *2	297,377	35.6	% *2	136,192	128.7	% *2
Six Months Ended September 30, 2002	236,392			219,301			59,539

Year Ended March 31, 2003	470,099			438,932			122,517

	Ordinary Income	(Comparison)		Net Income	(Comparison)
Six Months Ended September 30, 2003	136,444	128.7	% *2	75,987	120.4	% *2
Six Months Ended September 30, 2002	59,663			34,471

Year Ended March 31, 2003	121,985			70,622

Notes:	1) Change in accouting method: None

2) Comparison shows increase/decrease from the six months ended September 30, 2002.

(2) Financial Position		(Truncated to the nearest million yen except percentages)
	Total Assets	Shareholder’s Equity	Shareholder’s Equity/ Total Liabilities and Shareholder’s Equity (%)	Capital Adequacy Ratio (%)
September 30, 2003	14,397,082	708,329	4.9	240.0
September 30, 2002	8,794,378	612,301	7.0	240.1

March 31, 2003	9,695,981	648,452	6.7	260.2

Nomura Securities Co., Ltd.

Unconsolidated Balance Sheet Information

(Unaudited)

				(Millions of yen)
	September 30, 2003	March 31, 2003	Increase/(Decrease)	September 30, 2002
ASSETS
Current Assets	14,330,895	9,625,560	4,705,334	8,725,766

Cash and time deposits	350,860	263,758	87,102	20,535
Deposits with exchanges and other segregated cash	760	760	—	790
Trading assets:	7,295,683	5,172,420	2,123,262	5,050,358
Trading securities	6,333,396	4,061,882	2,271,514	4,194,919
Derivative contracts	962,286	1,110,538	(148,251)	855,439
Net receivables arising from pre-settlement date trades	399,965	404,262	(4,296)	166,525
Margin account assets:	215,619	78,833	136,785	184,585
Loans to customers in margin transactions	100,465	47,243	53,222	114,901
Cash collateral to securities finance companies	115,153	31,589	83,563	69,684
Loans with securities as collateral:	5,855,731	3,538,974	2,316,757	3,041,214
Cash collateral for securities borrowed	5,447,383	2,938,797	2,508,586	2,925,536
Loans in gensaki transactions	408,348	600,177	(191,829)	115,677
Receivables from customers and others	1,765	1,698	67	1,830
Short-term guarantee deposits	63,227	12,318	50,909	14,087
Short-term loans receivable	94,076	106,660	(12,584)	188,502
Deferred tax assets	22,413	22,678	(264)	18,617
Other current assets	30,916	23,406	7,509	39,146
Allowance for doubtful accounts	(124)	(211)	86	(426)

Fixed Assets	66,187	70,420	(4,233)	68,611

Tangible fixed assets	174	187	(13)	203
Intangible assets	1,534	1,494	40	1,578
Investments and others	64,477	68,738	(4,261)	66,829
Investment securities	45	45	—	45
Deferred tax assets	29,947	30,931	(984)	32,121
Other investments	35,796	46,435	(10,638)	43,264
Allowance for doubtful accounts	(1,311)	(8,673)	7,361	(8,600)

TOTAL ASSETS	14,397,082	9,695,981	4,701,101	8,794,378

				(Millions of yen)
	September 30, 2003	March 31, 2003	Increase/(Decrease)	September 30, 2002
LIABILITIES
Current Liabilities	13,246,920	8,606,713	4,640,206	7,627,084

Trading liabilities:	4,741,215	2,869,769	1,871,446	2,061,162
Trading securities	3,866,874	1,823,770	2,043,104	1,294,775
Derivative contracts	874,340	1,045,999	(171,658)	766,387
Margin account liabilities:	21,627	12,578	9,049	15,895
Borrowings from securities finance companies	3,318	2,098	1,219	3,140
Customer margin sale proceeds	18,309	10,479	7,829	12,755
Borrowings with securities as collateral:	6,098,266	3,729,547	2,368,718	3,496,863
Cash collateral for securities loaned	4,042,325	2,218,736	1,823,588	2,265,427
Borrowings in gensaki transactions	2,055,941	1,510,811	545,130	1,231,436
Payables to customers and others	164,297	142,921	21,376	128,690
Guarantee deposits received	75,886	40,102	35,784	93,167
Short-term borrowings	1,772,350	1,432,356	339,993	1,480,050
Commercial paper	251,000	242,000	9,000	235,000
Bond due within one year	—	50,000	(50,000)	50,000
Accrued income taxes	19,827	13,699	6,127	10,454
Other current liabilities	102,448	73,737	28,710	55,800

Long-term Liabilities	441,207	439,963	1,244	554,511

Bonds payable	358,200	358,200	—	358,200
Long-term borrowings	10,000	10,000	—	130,000
Reserve for retirement benefits	46,151	42,783	3,367	39,976
Other long-term liabilities	26,856	28,979	(2,123)	26,335

Statutory Reserves	625	851	(226)	480

Reserve for securities transactions	625	851	(226)	480

TOTAL LIABILITIES	13,688,753	9,047,528	4,641,224	8,182,077

SHAREHOLDER’S EQUITY
Common stock	10,000	10,000	—	10,000
Capital reserves	529,479	529,479	—	529,479
Additional paid-in capital	529,479	529,479	—	529,479
Earned surplus	168,850	108,973	59,876	72,822
Voluntary reserve	63,000	18,000	45,000	18,000
Unappropriated retained earnings	105,850	90,973	14,876	54,822

TOTAL SHAREHOLDER’S EQUITY	708,329	648,452	59,876	612,301

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	14,397,082	9,695,981	4,701,101	8,794,378

Nomura Securities Co., Ltd.

Unconsolidated Income Statement Information

(Unaudited)

			(Millions of yen except percentages)
	Six Months Ended September 30, 2003 (A)	Six Months Ended September 30, 2002 (B)	Comparison (A-B)/(B)(%)	Year Ended March 31, 2003 (C)
Operating revenue	320,797	236,392	35.7	470,099

Commissions	117,058	112,871	3.7	207,103
Net gain on trading	171,133	92,345	85.3	207,158
Net gain on other inventories	6	4	54.4	11
Interest and dividend income	32,599	31,170	4.6	55,826
Interest expenses	23,419	17,090	37.0	31,167

Net operating revenue	297,377	219,301	35.6	438,932

Selling, general and administrative expenses	161,185	159,761	0.9	316,414

Transaction-related expenses	26,736	27,069	(1.2)	51,300
Compensation and benefits	71,201	67,898	4.9	133,831
Rental and maintenance	21,206	22,058	(3.9)	44,461
Data processing and office supplies	37,457	37,969	(1.3)	78,067
Others	4,583	4,765	(3.8)	8,754

Operating income	136,192	59,539	128.7	122,517

Non-operating income	920	797	15.4	1,504
Non-operating expenses	668	673	(0.8)	2,036

Ordinary income	136,444	59,663	128.7	121,985

Special profits	327	54	506.4	196
Special losses	—	17	—	388

Income before income taxes	136,771	59,700	129.1	121,793

Income taxes - current	59,535	26,530	124.4	55,343

Income taxes - deferred	1,248	(1,300)	—	(4,172)

Net income	75,987	34,471	120.4	70,622

Unappropriated retained earnings brought forward	29,862	20,351	46.7	20,351

Unappropriated retained earnings	105,850	54,822	93.1	90,973

Notes to Financial Information

The financial information for the six months ended September 30, 2003 were prepared in accordance with the “Cabinet Office Ordinance Regarding Securities Companies” (Prime Minister’s Office Ordinance and the Ministry of Finance Ordinance, No. 32, 1998) and the “Uniform Accounting Standards of Securities Companies” (Japan Securities Dealers Association, 1974) based on “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Financial Statements” (Ministry of Finance Ordinance No. 38, 1977), collectively Japanese GAAP.

Significant Accounting Policies

1. Basis and Methods of Valuation for Financial Instruments

    (1) For trading purposes

Securities, derivative contracts, and other financial instruments classified as trading assets and liabilities are accounted for at fair value based on the mark-to-market method.

    (2) For non-trading purposes

Securities with no market value are recorded at cost using the moving average method.

2. Depreciation and Amortization

    (1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

    (2) Amortization of intangible assets

Intangible assets are amortized primarily over their estimated useful lives on the straight-line method.

3. Provisions

    (1) Allowance for doubtful accounts

To provide for loan losses, Nomura Securities Co., Ltd. (Nomura Securities) made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

    (2) Accrued bonuses

To provide for employee bonus payments, an estimated accrual is recorded in accordance with the prescribed calculation method.

    (3) Reserve for retirement benefits

To provide for the payment of lump-sum retirement benefits and funding the qualified retirement pension plan in the future, the estimated future obligations less the estimated fair value of pension assets is recorded as a reserve for employee retirement benefits.

4. Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

5. Leasing Transactions

Lease contracts for which the title of the leased property has not been transferred are accounted for as operating lease transactions.

6. Hedging Activities

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized.

7. Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

8. Application of Consolidated Tax Return System

Nomura Securities applies the consolidated tax return system from the year ended March 31, 2003.

Notes to Balance Sheet Information

1. Financial Guarantees

			(Millions of yen)
	September 30, 2003	March 31, 2003	September 30, 2002
Financial guarantees outstanding	971,259	951,271	1,051,335

*	In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2. Accumulated Depreciation on Tangible Fixed Assets

		(Millions of yen)
September 30, 2003	March 31, 2003	September 30, 2002
342	317	310

3. Subordinated Borrowings, Bonds, and Notes

			(Millions of yen)
	September 30, 2003	March 31, 2003	September 30, 2002
Short-term borrowings	120,000	120,000	—
Long-term borrowings	10,000	10,000	130,000
Bonds payable	60,000	60,000	60,000

Notes to Income Statement Information

1. Breakdown of Special Profits

			(Millions of yen)
	Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
Special profits
Reversal of reserve for securities transactions	226	—	—
Reversal of allowance for doubtful accounts	101	54	196

2. Breakdown of Special Losses

			(Millions of yen)
	Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
Special losses
Reserve for securities transactions	—	17	388

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

1. Commission Revenues

    (1) Breakdown by Category

			(Millions of yen except percentages)
	Six Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2003
	September 30, 2003 (A)	September 30, 2002 (B)
Brokerage commissions	55,431	40,518	36.8%	73,119

(Stocks)	50,114	37,333	34.2	65,939
Underwriting commissions	14,215	11,078	28.3	25,686

(Stocks)	11,961	7,584	57.7	18,769
(Bonds)	2,253	3,493	(35.5)	6,917
Distribution commissions	17,032	18,478	(7.8)	31,858

(Investment trust certificates)	15,251	17,868	(14.6)	30,277
Other commissions	30,379	42,796	(29.0)	76,438

(Investment trust certificates)	11,209	20,884	(46.3)	33,933

Total	117,058	112,871	3.7	207,103

    (2) Breakdown by Product

			(Millions of yen except percentages)
	Six Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2003
	September 30, 2003 (A)	September 30, 2002 (B)
Stocks	63,026	47,708	32.1%	89,400
Bonds	9,641	8,065	19.5	16,726
Investment trust certificates	31,146	40,820	(23.7)	69,474
Others	13,244	16,276	(18.6)	31,501

Total	117,058	112,871	3.7	207,103

2. Net Gain on Trading

			(Millions of yen except percentages)
	Six Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2003
	September 30, 2003 (A)	September 30, 2002 (B)
Stocks	49,967	18,753	166.4%	51,250
Bonds and forex	121,165	73,592	64.6	155,907

Total	171,133	92,345	85.3	207,158

3. Stock Trading (excluding futures transactions)

				(Millions of shares or yen except per share data and percentages)
	Six Months Ended
	September 30, 2003 (A)		September 30, 2002 (B)		Comparison (A-B)/(B)(%)		Year Ended March 31, 2003
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	31,109	24,471,100	22,024	24,392,319	41.2%	0.3%	42,770	42,064,005
(Brokerage)	20,854	14,956,155	13,069	13,660,397	59.6	9.5	26,404	24,210,854
(Proprietary Trading)	10,255	9,514,945	8,955	10,731,922	14.5	(11.3)	16,365	17,853,150
Brokerage / Total	67.0%	61.1%	59.3%	56.0%			61.7%	57.6%
TSE Share	6.7%	7.2%	7.9%	9.3%			7.5%	8.7%
Brokerage Commission per share (yen)	2.37		2.77				2.42

4. Underwriting, Subscription, and Distribution

		(Millions of shares or yen except percentages)
	Six Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2003
	September 30, 2003 (A)	September 30, 2002 (B)
Underwriting
Stocks (number of shares)	152	131	16.5%	191
(yen amount)	231,565	272,282	(15.0)	503,603
Bonds (face value)	3,166,887	3,021,491	4.8	5,710,311
Investment trust certificates (yen amount)	—	—	—	—
Commercial paper and others (face value)	260,100	333,200	(21.9)	757,500
Subscripition and Distribution*
Stocks (number of shares)	180	422	(57.2)	1,486
(yen amount)	254,977	291,983	(12.7)	607,806
Bonds (face value)	832,504	1,015,741	(18.0)	1,840,377
Investment trust certificates (yen amount)	6,568,828	5,830,413	12.7	11,905,684
Commercial paper and others (face value)	260,100	333,200	(21.9)	757,500

*	Includes secondary offerings and private placements.

5. Capital Adequacy Ratio

				(Millions of yen except percentages)
			September 30, 2003	September 30, 2002	March 31, 2003
Tier I		(A)	708,329	612,301	632,341
Tier II	Statutory reserves		625	481	851
	Allowance for doubtful accounts		124	427	211
	Subordinated debt		190,000	190,000	190,000
	Total	(B)	190,749	190,908	191,062
Illiquid Asset		(C)	92,243	96,764	74,298
Net Capital	(A) + (B) - (C) =	(D)	806,835	706,445	749,106
	Market risk		126,009	94,759	101,337
Risk	Counterparty risk		120,251	115,890	103,251
	Basic risk		89,892	83,554	83,199
	Total	(E)	336,153	294,204	287,789
Capital Adequacy Ratio		(D)/(E)	240.0%	240.1%	260.2%

Nomura Securities Co., Ltd. Quarterly Income Statement Information

						(Millions of yen)
	For the Quarter from April 1, 2002 to June 30, 2002	For the Quarter from July 1, 2002 to September 30, 2002	For the Quarter from October 1, 2002 to December 31, 2002	For the Quarter from January 1, 2003 to March 31, 2003	For the Quarter from April 1, 2003 to June 30, 2003	For the Quarter from July 1, 2003 to September 30, 2003
Operating revenue	123,248	113,143	119,769	113,938	151,204	169,592

Commissions	59,102	53,768	47,531	46,700	42,204	74,854
Net gain on trading	50,916	41,429	58,356	56,455	91,926	79,207
Net gain on other inventories	1	2	3	3	3	2
Interest and dividend income	13,227	17,943	13,877	10,777	17,070	15,528
Interest expenses	7,767	9,323	8,332	5,743	14,467	8,952

Net operating revenue	115,480	103,820	111,436	108,194	136,736	160,640

Selling, general and administrative expenses	78,036	81,724	73,924	82,728	78,026	83,158

Transaction-related expenses	11,631	15,438	10,569	13,661	11,626	15,109
Compensation and benefits	34,513	33,384	31,571	34,361	35,497	35,704
Rental and maintenance	11,050	11,007	11,052	11,351	10,633	10,572
Data processing and office supplies	18,050	19,918	18,956	21,141	18,134	19,323
Other	2,790	1,975	1,776	2,212	2,134	2,448

Operating income	37,444	22,095	37,512	25,465	58,709	77,482

Non-operating income	352	445	379	327	482	438
Non-operating expenses	351	321	373	990	506	161

Ordinary income	37,444	22,219	37,518	24,803	58,685	77,758

Special profits	—	54	218	(75)	97	229
Special losses	143	(126)	200	170	153	(153)

Income before income taxes	37,300	22,399	37,536	24,557	58,629	78,142

Income taxes - current	10,498	16,032	17,361	11,452	23,009	36,526

Income taxes - deferred	3,723	(5,023)	(3,757)	885	2,477	(1,228)

Net income	23,079	11,391	23,932	12,219	33,142	42,844